Exhibit 99.1

DHX MEDIA (dba WILDBRAIN) ANNOUNCES INTENTION TO VOLUNTARILY DELIST FROM NASDAQ

Company’s Shares Will Continue to Trade on the Toronto Stock Exchange

Halifax, NS – December 5, 2019 – DHX Media (dba WildBrain) (“WildBrain” or the “Company”) (TSX: DHX, NASDAQ: DHXM), a global kids’ and family content and brands company, today announced that it has notified the NASDAQ Stock Market LLC (“NASDAQ”) of its intention to voluntarily delist its common voting shares and variable voting shares (collectively, the “Shares”) from NASDAQ. WildBrain’s Shares will continue to trade on the Toronto Stock Exchange (“TSX”).

With the majority of its Shares trading on the TSX, WildBrain believes the costs and administrative requirements associated with maintaining a dual listing are not justified at this time. The decision to delist from NASDAQ is consistent with the Company’s previously announced cost saving efforts with a portion of these savings to be redeployed for investing in growth areas of the business.

WildBrain plans to file a Form 25 with the Securities Exchange Commissions (the “SEC”) and expects that its Shares will cease trading on NASDAQ on or about December 24, 2019. Following its delisting from NASDAQ, the Company intends to voluntarily deregister its Shares in the U.S. and cease its public reporting obligations with the SEC.  The Company’s Form 40-F for the fiscal year ended June 30, 2019 is expected to be its last publicly filed report with the SEC.  WildBrain’s financial statements, press releases and other information will continue to be available on SEDAR at www.sedar.com and on its website at www.wildbrain.com.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, WildBrain

nancy.chanpalmateer@wildbrain.com

+1 416-977-7358

Media: Shaun Smith - Director, Corporate & Trade Communications, WildBrain

shaun.smith@wildbrain.com

+1 416-977-7230

About WildBrain

At WildBrain we make great content for kids and families. With over 13,000 half-hours of filmed entertainment in our library - one of the world’s most extensive - we are home to such brands as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget and Degrassi. Our shows are seen in more than 150 countries on over 500 telecasters and streaming platforms. Our AVOD business - WildBrain Spark - offers one of the largest networks of kids’ channels on YouTube, with over 109 million subscribers. We also license consumer products and location-based entertainment in every major territory for our own properties as well for our clients and content partners. Our television group owns and operates four family entertainment channels that are among the most-viewed in Canada. WildBrain is headquartered in Canada with offices worldwide and trades on the Toronto Stock Exchange (DHX) and the NASDAQ (DHXM). Visit us at www.wildbrain.com.

Toronto Queen’s Quay Terminal 207 Queens Quay W., Suite 550 Toronto, ON M5J 1A7 Canada t +1 416 363 8034	Halifax 5657 Spring Garden Road Suite 505 Halifax, NS B3J 3R4 Canada t +1 902 423 0260	Vancouver 380 West 5th Avenue Vancouver, BC V5Y 1J5 Canada t +1 604 684 2363 www.wildbrain.com	New York 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 USA t +1 212 293 8555	London 183 Eversholt Street, London, NW1 1BU United Kingdom t +44 (0)20 7631 3931

On September 23, 2019, DHX Media Ltd. announced it is rebranding as “WildBrain”.

Forward-Looking Statements

This press release contains “forward-looking statements” under applicable securities laws with respect to the Company including, without limitation, statements regarding the Company’s strategic and operational plan, including the intention to delist from NASDAQ and deregister the Company’s Shares, as well as its reorganization activities, expected cost savings and use of such cost savings. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the Company to execute its plan for delisting and registration and risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Toronto Queen’s Quay Terminal 207 Queens Quay W., Suite 550 Toronto, ON M5J 1A7 Canada t +1 416 363 8034	Halifax 5657 Spring Garden Road Suite 505 Halifax, NS B3J 3R4 Canada t +1 902 423 0260	Vancouver 380 West 5th Avenue Vancouver, BC V5Y 1J5 Canada t +1 604 684 2363 www.wildbrain.com	New York 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 USA t +1 212 293 8555	London 183 Eversholt Street, London, NW1 1BU United Kingdom t +44 (0)20 7631 3931